Exhibit 99.1

Link Motion Announces Extraordinary General Meeting Results

BEIJING, Feb. 27, 2018 /PRNewswire/ -- Link Motion Inc., formerly known as NQ Mobile Inc., (NYSE: NQ) ("Link Motion" or the "Company"), a leading smart car and smart ride company, has announced the results of its Extraordinary General Meeting of shareholders held in Hong Kong on February 27, 2018.

At the meeting, the shareholders of Link Motion approved the following resolution:

1. RESOLVED, as a special resolution:

1.	That the legal name of the Company be changed from "NQ Mobile Inc." to "Link Motion Inc.," and the ticker of the Company be changed from "NQ" to "LKM."
2.	That the Sixth Amended and Restated Memorandum of Association and the Sixth Amended and Restated Articles of Association of the Company, each as amended, supplemented or restated from time to time, be amended by changing the references to the name of the Company from "NQ Mobile Inc." to "Link Motion Inc." in its entirety.

About Link Motion Inc.

Link Motion Inc. ("Link Motion" or the "Company") (NYSE: NQ) is a leading smart car and smart ride company. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit www.lkmotion.com.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Media & Investor Relations

MZ North America
Chris Tyson
Managing Director
949-491-8235
LKM@mzgroup.us
www.mzgroup.us

Luke Zimmerman
Senior Associate
949-259-4987
LKM@mzgroup.us
www.mzgroup.us